UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, Carbon Revolution Public Limited Company (the “Company”) entered into agreements for a Structured Equity Facility (the “OIC Financing”) for up to US$110 million in funding, subject to satisfying various conditions precedent to each tranche of funding. The initial gross proceeds of US$35 million were received by the Company on November 3, 2023 pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) by and among the Company and the fund vehicles affiliated with Orion Infrastructure Capital (“OIC” and, collectively, the “OIC Investors”) party thereto, an additional US$35 million was funded into an escrow account and subsequently released upon the satisfaction of certain conditions, and a further $40 million was subject to funding upon the achievement of certain conditions to be determined.

As previously disclosed, on May 23, 2023, Carbon Revolution Operations Pty Ltd., an Australian private limited company and indirect wholly-owned subsidiary of the Company (“Carbon Revolution Operations”), entered into a Trust Indenture by and between Carbon Revolution Operations and UMB Bank, National Association, as trustee (the “Trustee”, and such Trust Indenture, as amended by the First Supplemental Indenture thereto, dated September 11, 2023, the Second Supplemental Indenture thereto, dated May 24, 2024, the Third Supplemental Indenture, dated June 21, 2024, and the Fourth Supplement Indenture, dated December 20, 2024, the “Indenture”). The Indenture and the Series 2023-A Notes issued to lenders (“the Existing Lenders”) thereunder were executed and issued pursuant to the US$60 million New Debt Program arranged by PIUS Limited LLC and its affiliates.

As previously disclosed, on December 20, 2024, the OIC Investors agreed to amend the Securities Purchase Agreement to facilitate funding US$25 million of the remaining $40 million upon satisfaction of certain conditions, agreed upon and set forth in such amendment, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind and the issuance of Fixed Rate Senior Notes, Series 2025-A Notes (the “Series 2025-A Notes”) pursuant to the Indenture, and the Indenture and related documents under the New Debt Program were amended to facilitate the release to Carbon Revolution Operations of an aggregate of US$2 million from the payment reserve fund established under the New Debt Program, in equal instalments of US$400,000 as additional term advances simultaneously with each $5 million tranche of funding under the above-mentioned amendments to the Securities Purchase Agreement, in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind. Upon redemption or maturity of the Series 2025-A Notes, Carbon Revolution Operations is required to pay the holders thereof an exit premium equal to 2.0 times the amount funded or released in exchange for such notes minus any cash interest or principal payments or fee payments thereon. The same exit premium also applies in relation to the up to US$2 million funds that are released from the payment reserve fund.

Pursuant to such amendments, as previously disclosed, on December 20, 2024, US$5 million was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million aggregate principal amount of Series 2025-A Notes and the simultaneous release from the payment reserve fund for the Existing Lenders of US$400,000 as additional term advances in exchange for interest payable thereon at the rate described above.

On January 21, 2025, upon the satisfaction of the conditions to the release of a second installment of the aggregate of $25 million for which the conditions were agreed upon in December, US$5 million was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 as an additional term advance in exchange for interest payable thereon at the rate described above . Additionally, as required in respect of each US$5.4 million tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million released by the OIC Investors and US$400,000 released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases. Giving effect to such issuance, the OIC Investors hold penny warrants to purchase an aggregate number of shares equal to 47.10% of the Company’s shares outstanding, and the Existing Investors hold penny warrants to purchase an aggregate number of shares equal to 0.74% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis”.

Giving effect to the receipt of the net proceeds of the issuance of the first tranche of US$5 million of Series 2025-A Notes and US$400,000 reserve release on December 20, 2024 and the second tranche of the same amounts on January 21, 2025, upon receipt of those funds on January 21, 2025 the Company had approximately US$5.6 million of unrestricted cash and approximately US$3.6 million of restricted cash.

The Company makes no assurances that it will be able to satisfy the conditions to the receipt of the remaining US$15 million of the US$25 million for which the conditions were agreed upon in December, or secure the remaining US$15 million of funding under the Securities Purchase Agreement for which the conditions to the receipt thereof remain subject to future negotiation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: January 24, 2025

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer